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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Cadiz Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
127537108
(CUSIP Number)
Marcy C. Cohen, Esq.
ING Capital LLC
1325 Avenue of the Americas
New York, New York 10019
(646) 424-6154
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	127537108	Page	2	of	12

1	NAMES OF REPORTING PERSONS: ING Groep N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		1,502,770(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,502,770(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,502,770(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.20%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

1	This number includes (i) 1,445,481 shares of Cadiz Inc. Common Stock (ii) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (iii) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of warrants held by ING Capital LLC (See Item 3). ING Capital LLC is an indirect wholly-owned subsidiary of ING Groep N.V.

2	Based upon 11,330,402 shares of Cadiz Inc. Common Stock outstanding based on Cadiz Inc.’s Form 10-K report filed on March 16, 2006, plus (x) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (y) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of the warrants held by ING Capital LLC.

CUSIP No.	127537108	Page	3	of	12

1	NAMES OF REPORTING PERSONS: ING Capital LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,502,770(3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,502,770(3)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,502,770(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.20%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

3	This number includes (i) 1,445,481 shares of Cadiz Inc. Common Stock (ii) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (iii) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of warrants held by ING Capital LLC (See Item 3). ING Capital LLC is an indirect wholly-owned subsidiary of ING Groep N.V.

4	Based upon 11,330,402 shares of Cadiz Inc. Common Stock outstanding based on Cadiz Inc.’s Form 10-K report filed on March 16, 2006, plus (x) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (y) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of the warrants held by ING Capital LLC.

CUSIP No.	127537108	Page	4	of	12
INTRODUCTION
     This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed by ING Groep N.V. and ING Capital LLC with the Securities and Exchange Commission on February 14, 2003, as amended by Amendment No. 2 filed on February 15, 2005 and Amendment No. 1 filed on February 2, 2004, with respect to the common stock, $.01 par value per share (“Common Stock”) of Cadiz Inc., a Delaware corporation (“Cadiz”).
ITEM 1. Security and Issuer.
Item 1 is hereby amended and restated in its entirety with the following:
     This statement relates to (i) shares of Common Stock (ii) Series F Preferred Stock immediately convertible into Common Stock (“Series F Preferred Stock”) and (iii) warrants with respect to the Common Stock exercisable 180 days from issuance and expiring 3 years from issuance (“Warrants” and, together with Common Stock and Series F Preferred Stock, the “Shares”).
     The principal executive office of Cadiz is located at 777 S. Figueroa Street, Suite 4250, Los Angeles, California 90017, United States of America.
ITEM 2. Identity and Background.
     (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. (“ING”), a limited liability company organized under the laws of The Netherlands, and ING Capital LLC (“ING Capital”), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING and ING Capital are sometimes referred to herein as “Reporting Persons”.
     ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.
     ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands.
     99.99% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the “Trust”), a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.
     Other than the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.
     (c) The present principal occupation of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.

CUSIP No.	127537108	Page	5	of	12
     (d) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws other than the Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 (the “Securities Act”) entered into by ING Groep N.V. and ING Bank N.V. (the “Respondents”) with the United States Securities and Exchange Commission (“SEC”) on July 26, 2005 (the “Order”). In this matter the Respondents offered an Offer of Settlement (the “Offer”) in anticipation of proceedings based on alleged violations of Section 5 of the Securities Act. Under the terms of the Offer, which the SEC accepted, the Respondents did not admit or deny the factual allegations but consented to the entry of an order to cease-and-desist from committing or causing any violations and any future violations of Section 5 of the Securities Act. The Order did not require the payment of any fines, penalties or other amounts by the Respondents.
     (f) The citizenship of each of the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety with the following:
     The Shares which are the subject of this filing on Schedule 13D were issued in consideration for the origination of loans (and subsequent extensions and amendments to the terms thereof) (collectively, the “Lending Transactions”) by ING Capital, formerly ING Baring (U.S.) Capital LLC, to Cadiz and were issued either (i) as warrants to purchase Common Stock, (ii) as Common Stock, (iii) as Series F Preferred Stock immediately convertible into Common Stock, or (iv) in the form of units consisting of (x) Common Stock and (y) warrants to purchase Common Stock.
     ING Capital initially held beneficial ownership of 3,811,864 shares comprised of (i) 136,864 shares of Common Stock, (ii) 2,425,000 warrants, exercisable immediately, to purchase Common Stock and (iii) 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz Inc.(5)
     On December 15, 2003, Cadiz effectuated a 25-for-1 reverse split of its Common Stock. In addition, on December 15, 2003, Cadiz issued 100,000 shares of Series F Preferred Stock to ING Capital in connection with an amendment to terms of the Lending Transactions in exchange for the convertible debt of Cadiz held by ING Capital.(6) These shares of Series F Preferred Stock are immediately convertible into 1,728,955 shares of Common Stock.

5	These shares were originally issued to Middenbank Curacao N.V., an indirect subsidiary of ING and an affiliate of ING Capital. As of January 31, 2003, all of such securities were transferred from Middenbank Curacao N.V. to ING Capital LLC. ING Groep N.V. does not directly hold any shares of Cadiz Inc.

6	ING Capital initially held convertible indebtedness of Cadiz entitling ING Capital to receive 1,250,000 shares of common stock issuable upon conversion.

CUSIP No.	127537108	Page	6	of	12
     On December 23, 2003, ING Capital exercised 2,350,000 warrants(7) at $0.25 per share for a total of 94,000 shares of Common Stock of Cadiz.
     On December 2, 2004, ING Capital converted 99,000 shares of Series F Preferred Stock into 1,711,665 shares of Common Stock. In addition, on December 2, 2004, Cadiz issued 40,000 units to ING Capital for an aggregate consideration of $2,400,000. The units consist of 200,000 shares of Common Stock and 40,000 warrants. The Warrants have an exercise price of $15 and are exercisable 180 days from issuance and expire 3 years from issuance.
     Pursuant to the Certificate of Designations governing the Series F Preferred Stock, the holders of a majority-in-interest of the Series F Preferred Stock have the right to nominate, and have seated, two persons to serve as directors of Cadiz. ING Capital is currently the sole holder of the Series F Preferred Stock. On January 30, 2004, ING Capital designated P.R. Burnaman II and Geoffrey W. Arens to serve as directors of Cadiz. On March 22, 2004, P.R. Burnaman II resigned as director of Cadiz. ING Capital nominated Gregory Ritchie to replace Mr. Burnaman upon Mr. Burnaman’s resignation. Mr. Ritchie was appointed to the board of directors of Cadiz on March 23, 2004. On June 16, 2005, Mr. Ritchie resigned as director of Cadiz. ING Capital nominated Raymond J. Pacini to replace Mr. Ritchie upon Mr. Ritchie’s resignation. Mr. Pacini was appointed to the board of directors of Cadiz on June 16, 2005. On January 6, 2006, Mr. Arens resigned as director of Cadiz. ING Capital nominated Gregory W. Preston to replace Mr. Arens upon Mr. Arens’ resignation. Mr. Preston was appointed to the board of directors of Cadiz on January 6, 2006.
     On December 15, 2005, Cadiz filed a registration statement on Form S-3 with the Securities and Exchange Commission, used to register 4,302,109 shares of Common Stock, including 405,400 shares of common stock underlying a like number of warrants (including the Warrants beneficially held by ING) for the purchase of common stock and 17,289 shares of common stock issuable upon conversion of 1,000 shares of Series F Preferred Stock. Also registered were an indeterminate number of additional shares of Common Stock that may become issuable by virtue of the anti-dilution provisions of the warrants (including the Warrants beneficially held by ING) and Series F Preferred Stock.
ITEM 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety with the following:
     As noted above, the Shares which are the subject of this filing on Schedule 13D were acquired from Cadiz in connection with the origination of loans (and subsequent extensions and amendments to the terms thereof) by ING Capital, formerly ING Baring (U.S.) Capital LLC.
     As noted under Item 3, the holders of the Series F Preferred Stock, voting as a single class, have the right to nominate, and have seated, two persons to serve as directors of Cadiz. ING Capital is currently the sole holder of the Series F Preferred Stock. On January 30, 2004, ING Capital nominated P.R. Burnaman II and Geoffrey W. Arens to serve as directors of Cadiz. On March 22, 2004, P.R. Burnaman II resigned as director of Cadiz. ING Capital nominated Gregory Ritchie to replace Mr. Burnaman upon Mr. Burnaman’s resignation. Mr. Ritchie was appointed to the board of directors of Cadiz on March 23, 2004. On June 16, 2005, Mr. Ritchie resigned as director of Cadiz. ING Capital nominated Raymond J. Pacini to replace Mr. Ritchie upon Mr. Ritchie’s resignation. Mr. Pacini was appointed to the board of directors of Cadiz on June 16, 2005. On January 6, 2006, Mr. Arens resigned as director of Cadiz. ING Capital nominated Gregory W. Preston to replace

7	75,000 warrants expired on April 30, 2003.

CUSIP No.	127537108	Page	7	of	12
Mr. Arens upon Mr. Arens’ resignation. Mr. Preston was appointed to the board of directors of Cadiz on January 6, 2006. Messrs. Pacini and Preston will fulfill their fiduciary duties to Cadiz, its shareholders and those other constituencies to whom fiduciary duties are owed.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety with the following:
     (a) The total number of Shares that ING and ING Capital beneficially own is 1,502,770, which represents 13.20% of Cadiz’ total outstanding Shares. Cadiz has (i) 11,330,402 shares of Common Stock issued and outstanding(8), (ii) 17,289 shares of Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (iii) 40,000 shares of Common Stock issuable upon the exercise of warrants held by ING Capital.
     (b) See rows 7 through 11 on pages 2 and 3 of this Amendment.
     (c) The following is a list of all purchases or sales of the Common Stock by the Reporting Persons within the past 60 days:
(i)	On March 22, 2006, ING Capital sold 250,000 shares of Common Stock in open market transactions at a price of $17.40 per share.

(ii)	On March 22, 2006, ING Capital sold 9,986 shares of Common Stock in open market transactions at a price of $18.1165 per share.

(iii)	On March 21, 2006, ING Capital sold 6,820 shares of Common Stock in open market transactions at a price of $17.5351 per share.

(iv)	On March 20, 2006, ING Capital sold 19,551 shares of Common Stock in open market transactions at a price of $17.6858 per share.

(v)	On March 17, 2006, ING Capital sold 45,617 shares of Common Stock in open market transactions at a price of $17.5327 per share.

(vi)	On March 16, 2006, ING Capital sold 25,982 shares of Common Stock in open market transactions at a price of $17.3356 per share.

(vii)	On March 14, 2006, ING Capital sold 2,528 shares of Common Stock in open market transactions at a price of $17.50 per share.

(viii)	On March 1, 2006, ING Capital sold 4,400 shares of Common Stock in open market transactions at a price of $17.00 per share.

(ix)	On February 24, 2006, ING Capital sold 14,000 shares of Common Stock in open market transactions at a price of $16.50 per share.

(x)	On February 22, 2006, ING Capital sold 30,000 shares of Common Stock in open market transactions at a price of $16.50 per share.

[8]	Based on Cadiz Inc.’s Form 10-K report filed on March 16, 2006.

CUSIP No.	127537108	Page	8	of	12
(xi)	On February 17, 2006, ING Capital sold 7,300 shares of Common Stock in open market transactions at a price of $16.5005 per share.

(xii)	On February 3, 2006, ING Capital sold 50,000 shares of Common Stock in open market transactions at a price of $19.65 per share.
     Each of the above transactions were reported on a Form 4 filed with the Securities and Exchange Commission on March 23, 2006, March 21, 2006, March 20, 2006, March 16, 2006, March 3, 2006, February 28, 2006, February 24, 2006, February 22, 2006 and February 8, 2006.
     (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Amendment to Schedule 13D.
     (e) Not Applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     See Items 3 and 4.
ITEM 7. Material to be Filed as Exhibits.
     The following exhibits were filed on February 15,2005 with Amendment No. 2 of the Schedule 13D filed by the Reporting Persons and are hereby incorporated by reference as part of this Amendment.
Exhibit 1: Power of Attorney
Exhibit 2: Joint Filing Agreement

CUSIP No.	127537108	Page	9	of	12
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2006.

ING GROEP N.V.
By:	/s/ W.A. Brower
	Name:	W.A. Brower
	Title:	Senior Legal Council

By:	/s/ C. Blokbergen
	Name:	C. Blokbergen
	Title:	Head Legal Department

ING CAPITAL LLC
By:	/s/ Neil De La Cruz
	Name:	Neil De La Cruz
	Title:	Director

CUSIP No.	127537108	Page	10	of	12

Annex 1
DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, EXECUTIVE
OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.,
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V. AND MEMBERS OF
THE MANAGEMENT BOARD OF STICHTING ING AANDELEN.
The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC (“ING Capital”), each member of the Supervisory Board of ING Groep N.V. (“ING”), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the “Trust”), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust and each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital.
ING GROEP N.V.

NAME, POSITION WITH	PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP	OCCUPATION OR EMPLOYMENT

Michel Tilmant, Chairman of Executive Board Belgian	Chairman of the Executive Board since April 27, 2004. Vice-Chairman of the Executive Board since May 2, 2002, and member of the Executive Board since May 8, 1998.

Cees Maas, Member of Executive Board	Chief Financial Officer since 1996, Vice-Chairman of the Executive Board since April 27, 2004 and member of the Executive Board since 1992.

Frederick Hubbell, Member of Executive Board American	Member of the Executive Board since May 2, 2002.

Eric Boyer de la Giroday, Member of Executive Board Belgian	Member of the Executive Board since April 27, 2004.

CUSIP No.	127537108	Page	11	of	12

NAME, POSITION WITH	PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP	OCCUPATION OR EMPLOYMENT

Hans Verkoren, Member of Executive Board	Member of the Executive Board since April 27, 2004.

Eli Leenaars, Member of Executive Board	Member of the Executive Board since April 27, 2004.

Alexander Rinnooy Kan, Member of Executive Board	Member of the Executive Board since September 1996.

Cor Herkstroter, Chairman of Supervisory Board	Chairman of the Supervisory Board since May 1999 and member since May 1998.

Luella Gross Goldberg, Member of the Supervisory Board American	Member of Supervisory Board since April 2001.

Paul van der Heijden, Member of the Supervisory Board	Member of the Supervisory Board since May 1995. Rector Magnificus and Professor of Labor Law and Industrial Relations at the University of Amsterdam.

Adrianus Gerardus Jacobs, Member of Supervisory Board	Member of the Supervisory Board since June 1998.

Godfried van der Lugt Member of Supervisory Board	Member of the Supervisory Board since April 2001.

Paul Baron de Meester, Member of Supervisory Board Belgian	Member of the Supervisory Board since May 1998.

Willem Kok, Member of Supervisory Board	Member of the Supervisory Board since April 2003.

Claus Dieter Hoffman, Member of the Supervisory Board German	Member of Supervisory Board since April 2003.

Jan H.M. Hommen, Member of Supervisory Board	Member of the Supervisory Board since June 2005.

Karel Vuursteen Member of the Supervisory Board	Member of the Supervisory Board since April 2002.

Eric Bourdais de Charbonnière, Vice-Chairman of Supervisory Board French	Member of the Supervisory Board since April 2004.

CUSIP No.	127537108	Page	12	of	12
ING CAPITAL LLC

PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP	EMPLOYMENT

David Hudson	President and Chief Executive Officer(9)

John Egan	Chief Financial Officer(9)

John Cirrito	Senior Managing Director and Chief Operating Officer(9)

Marcy C. Cohen, Esq.	General Counsel, Secretary and Managing Director(9)
Stichting ING Aandelen

NAME, POSITION WITH THE	PRESENT PRINCIPAL OCCUPATION
TRUST AND CITIZENSHIP	OR
EMPLOYMENT

Ton Risseeuw Chairman	Chairman since October, 26 2004, Member since August 1, 2001.

Ton Regtuijt Member	Member since May 12, 1996.

Huib Blaisse Member	Member since December 1, 1999.

Jan Veraart Member	Member since August 1, 2001.

Paul Fentrop Member	Member since July 1, 2004.

9	Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.